Seyfarth Shaw LLP
131 South Dearborn Street
Suite 2400
Chicago, IL 60603-5577

312-460-5000

January 17, 2007

Mr. Ade K. Heyliger
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Competitive Technologies, Inc. File No. 001-08696

Dear Mr. Heyliger:

Competitive Technologies, Inc. (the “Company) filed a press release with the Securities and Exchange Commission on January 16, 2007. This letter will respond to comments set forth in your letter dated January 17, 2007 (the “Comment Letter”).

In your letter you ask that we advise you regarding whether the Company “may have delivered additional proxies to shareholders in connection with obtaining a quorum at the 2007 Annual Meeting or otherwise.” You further advise that if “such additional soliciting materials differ from the soliciting material filed on EDGAR . . . they must be filed on EDGAR.” To our knowledge, the Company did not provide any additional proxies to shareholders at the meeting and the form of proxy and all soliciting material that has been provided to shareholders by the Company has been filed on EDGAR.

The Company understands that (a) it is responsible for the adequacy and accuracy of the disclosure in its filing, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael E. Blount

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